EXHIBIT 12.1

Computation of Ratio of Earnings to Fixed Charges

	Nine months ended September 28, 2014		Fiscal years ended
			December 29, 2013		December 30, 2012		January 1, 2012		January 2, 2011		January 3, 2010
	(In thousands, except ratios)
Computation of earnings:
Income before provision for income taxes	$1,185,535		$1,516,149		$626,916		$1,476,754		$1,457,433		$503,801
Fixed charges excluding capitalized interest	60,359		86,318		128,934		125,057		101,434		81,630
Distributed earnings from 50%-or-less-owned affiliates	(3,825)		(13,733)		(451)		(2,729)		(147)		(392)
Adjusted earnings	$1,242,069		$1,588,734		$755,399		$1,599,082		$1,558,720		$585,039
Computation of fixed charges:
Interest expense	$52,419		$84,299		$119,869		$122,512		$90,377		$70,205
Interest relating to lease guarantee of 50%-or-less-owned affiliates	5,372		—		7,065		—		8,746		8,898
Interest portion of operating lease expense	2,568		2,019		2,000		2,545		2,311		2,527
Fixed charges	$60,359		$86,318		$128,934		$125,057		$101,434		$81,630
Ratio of earnings to fixed charges (1)	20.6	x	18.4	x	5.9	x	12.8	x	15.4	x	7.2	x

(1)
Computed by dividing (i) income before provision for income taxes adjusted for fixed charges by (ii) fixed charges which include interest expense plus amortization of debt issuance costs, the portion of rent expense under operating leases deemed to be representative of the interest factor and interest relating to lease guarantees of 50%-or-less-owned affiliates.